Scott T. Parker Executive Vice President & Chief Financial Officer

May 15, 2012

Christian Windsor, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-31369

Dear Mr. Windsor:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to your comment letter dated May 3, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

We rely on our systems, employees, and certain third party vendors .. . ., page 25

1.	We note your disclosure that information security risks have increased for you in recent years due in part to the increased sophistication and activities of hackers and other external parties. We also note your disclosure that “[y]our technologies, systems, networks, and [y]our customers’ devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of CIT’s or our customers’ confidential, proprietary and other information, or otherwise disrupt CIT’s or its customers’ or other third parties’ business operations.” Please tell us whether you have experienced any such cyber attacks or security breaches in the past. If so, in your next quarterly report on Form 10-Q, please revise your disclosure to state that you have experienced such cyber attacks or security breaches in order to provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

CIT Group Inc.	Tel:	973-740-5555
1 CIT Drive	Fax:	973-740-5264
Livingston, NJ 07039	scott.parker@cit.com

Company Response

Since the beginning of the fiscal year ended December 31, 2009, the Company has not experienced any cyber attacks and there were five information security breaches experienced by third party vendors that affected certain customers of the Company. In three instances, the information security breaches involved an inadvertent release of information by a third party loan servicer to unrelated financial institutions (consumer loans and student loans) or educational institutions (student loans) involving five or fewer customers of the Company each time. In each instance, the recipient of the information either returned or destroyed the personally identifiable information and provided written confirmation that no copies were retained. There was no damage to either the Company or its customers as a result of these inadvertent releases.

In one instance, an employee of a third party loan servicer stole demographic and personal information of several consumers who had the same name as the servicer’s employee, including five student loan customers of the Company, and used that information for his/her own personal use. The loan servicer terminated the employee and initiated a criminal investigation, and also offered free credit monitoring to the Company’s customers. There was no damage to either the Company or its customers as a result of this information security breach.

In one final instance, an unencrypted DVD containing 3.3 million student loan borrower records, including records for 3,158 customers of the Company, was stolen from the safe of a third party vendor. The third party vendor notified the affected borrowers and applicable state agencies and offered credit monitoring, fraud counseling, and identity theft insurance. The data was recovered by the investigating law enforcement agency, which believed that the data was not compromised and took a suspect into custody.

The Company noted in its risk factor that “we have not experienced any material losses relating to cyber attacks or other information security breaches, ....”, but acknowledged that there is no assurance that we will not experience losses in the future. Based on the nature of the Company’s experience to date with cyber attacks and other information security breaches, we believe that the disclosure in the risk factor in our Form 10-K is sufficient.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5555.

Sincerely,

/s/ Scott T. Parker

Scott T. Parker

Executive Vice President &

Chief Financial Officer

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